

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2015

Marc B. Lautenbach
Chief Executive Officer
Pitney Bowes Inc.
3001 Summer Street
Stamford, CT 06926

> **Re: Pitney Bowes Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-03579**

Dear Mr. Lautenbach:

We have reviewed your May 22, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Revenue Recognition

Standalone Software Sales and Integration Services, page 45

1. Please refer to our prior comment 1. Please address the following:

- Please tell us the median of your renewal rate range of 17% to 23% and how you concluded from that median you have a reasonable range of VSOE of fair value.

- Please clarify your response that "80% of the renewal rates were within a narrow range of 17% to 23%." Specifically, clarify whether this relates to stated renewal rates, or the percentage of your customers who actually renew at the stated rate.

- We note that for arrangements that have renewal rates below your range, you allocate revenue to maintenance and support services using the mid-point of the range, or 20% of the contract value, but for arrangements that have renewal rates above your range, you allocate revenue based on the contractually stated amount. Please also tell us why you recognize the stated contractual rate for arrangements that have renewal rates above your range instead of the outer limit of your established range. To the extent this policy election is material to revenues please revise future filings to make this clear.

14. Income Taxes, page 76

2. Please refer to our prior comment 2. We note your response; however it remains unclear what consideration you gave to providing a more detailed discussion regarding the specific underlying causes of changes in your foreign tax rates separately from your domestic tax rates. Please provide additional information in this regard in future filings pursuant to Item 303(A)(3)(i) of Regulation S-K.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant